Filed by Virgin Group Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: June 1, 2022

Grove Collaborative Announces Participation in Upcoming Investor Conferences

SAN FRANCISCO, Calif. – June 1, 2022 – Grove Collaborative, Inc. (“Grove” or “the Company”), a certified B Corp™ and leading sustainable consumer products company, today announced that the Company will participate in two upcoming investor conferences.

On June 2, 2022, the Company will attend the 2022 RBC Capital Markets Global Consumer & Retail Conference at the Four Seasons Hotel in Boston, Massachusetts. The Company will host a fireside chat at 11:20 a.m. Eastern Standard Time and hold investor meetings throughout the day.

On June 14, 2022, the Company will attend Oppenheimer’s 22nd Annual Consumer Growth and E-Commerce Conference virtually. The Company will host a fireside chat presentation at 10:30 a.m. Eastern Standard Time.

The fireside chat presentations will be webcast live on the Company’s Investor Relations website, investors.grove.co. Following the events, replays will be available for 90 days.

On December 7, 2021, Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company sponsored by Virgin Group, entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

About Grove Collaborative

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Driven by the belief that sustainability is the only future, Grove creates and curates over 150 high-performing eco-friendly brands of household cleaning, personal care, laundry, clean beauty, baby and pet care products serving millions of households across the U.S. each year. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for everyone to build sustainable routines.

Every product Grove offers — from its flagship brand of sustainably powerful home care essentials, Grove Co., plastic-free, vegan personal care line, Peach Not Plastic, and zero-waste pet care brand, Good Fur, to its exceptional third-party brands — has been thoroughly vetted against strict standards to be uncompromisingly healthy, beautifully effective, ethically produced and cruelty-free. Grove Collaborative is a public benefit corporation on a mission to move

Beyond Plastic™ and in 2021, entered physical retail for the first time at Target stores nationwide, making sustainable home care products even more accessible. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visit www.grove.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination is set forth in VGII’s definitive proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Contacts

Investors

ICR Inc.

GroveIR@icrinc.com

Media

ICR Inc.

GrovePR@icrinc.com